22 DATE AND SIGNATURE PAGE

RSG Global Consulting Pty Ltd

Certificate of Qualified Person

As author of the report entitled "Platinum Group Metals (RSA) Ltd. Updated with the Mineral Resource Estimates for Frischgewaagd 96JQ (RE 4 and Portion 11) (Effective date: 30 April 2008) (the "Report"), I hereby state:-

1. My name is Kenneth Graham Lomberg and I am Principal Consultant Resources with the firm of Coffey Mining (South Africa) (Pty) Ltd. Trading as RSG Global of 604 Kudu Avenue, Allen's Nek, 1737, Gauteng, South Africa. My residential address is 37 Jan K. Marais Avenue, Randburg, Gauteng, 2194, South Africa.

2. I am a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat).

3. I am a graduate of the University of Cape Town and hold a Bachelor of Science with Honours (Geology) degree (1984) from this institute. I also hold a Bachelor of Commerce degree (1993) from the University of South Africa. I hold a Graduate Diploma in Engineering (Mining Engineering) (2007) from the University of the Witwatersrand.

4. I have practiced my profession continuously since 1985.

5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the "Instrument").

6. I have personally visited the Western Bushveld Joint Venture on 24 May 2005 and 11 January 2008. I have performed consulting services during and reviewed files and data supplied by Platinum Group Metals (RSA) Ltd Limited and Wesizwe Platinum between 1 December 2007 and 30 April 2008.

7. I am responsible for all sections of the Report.

8. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9. I am independent of Platinum Group Metals (Pty) Limited, Wesizwe Platinum Limited and Anglo Platinum Limited, pursuant to section 1.4 of the Instrument.

10. I have read the National Instrument and Form 43-101F1 (the "Form") and the Report has been prepared in compliance with the Instrument and the Form.

11. I do not have nor do I expect to receive a direct or indirect interest in Platinum Group Metals (Pty) Limited, Wesizwe Platinum or Anglo Platinum Limited, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals (Pty) Limited, Wesizwe Platinum or Anglo Platinum or any associate or affiliate of such companies.

Dated at Johannesburg, South Africa, on 4 June 2008.

Ken Lomberg BSc Hons (Geology), BCom, GDE, Pr.Sci.Nat.